Exhibit 99.1

CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

Canterbury Park Holding Corporation Reports

Financial Results for the Third Quarter and First Nine Months of 2019

FOR IMMEDIATE RELEASE	CONTACT:	Randy Sampson
November 12, 2019		(952) 445-7223

SHAKOPEE, MN – Canterbury Park Holding Corporation (the “Company”) (NASDAQ: CPHC) today announced financial results for its third quarter and nine month periods ended September 30, 2019.

Q3 2019 Financial Results

The Company reported net revenues of $18.6 million for the three months ended September 30, 2019,  an increase of 1.3% from revenues of $18.4 million in the same 2018 period.  The increase was primarily due to increases in food and beverage and other revenues of $582,000 and $104,000, respectively, resulting from hosting the three-day Twin Cities Summer Jam festival in July 2019, partially offset by a $377,000 decrease in pari-mutuel revenues resulting from reduced guest fees and live racing revenues, primarily due to four fewer days of live racing, as well as lower simulcast revenues.

The Company’s operating expenses during the 2019 third quarter were $17.1 million, an increase of  $788,000, or 4.8%, compared to the 2018 third quarter expenses of $16.3 million.  The increase was primarily due to increased salaries and benefits of $542,000 resulting from adding several new exempt level positions as well as increased labor costs in the Card Casino and food and beverage departments.  In addition, cost of food and beverage sales increased $250,000 due primarily to the increase in food and beverage revenue.

Net income for the three months ended September 30, 2019 totaled $1.2 million compared to $1.6 million for the same period in 2018.  Diluted net income per share for the three months ended September 30, 2019 was $0.25 compared to $0.36 for the same period in 2018.

YTD 2019 Financial Results

For the nine months ended September 30, 2019, the Company’s net revenues were $46.6 million, a decrease of 1.0% from revenues of $47.1 million for the same period in 2018.  The decrease was primarily due to a reduction in pari-mutuel revenues of $724,000 as well as a decrease in other revenues of $484,000.  The decrease in other revenue reflects an unfavorable comparison to 2018 when the Company earned revenues from a one-time, short-term agreement related to the 2018 Super Bowl in Minneapolis as well as a decrease in RiverSouth advertising revenues, which were offset by a reduction in advertising expense.  These decreases were partially offset by an increase in food and beverage revenues of $775,000, primarily due to hosting the Twin Cities Summer Jam festival in July.

The Company’s operating expenses during the nine months ended September 30, 2019 were $43.9 million, an increase of $1.2 million, or 2.7%, from $42.7 million in the nine months ended September 30, 2018.  The increase was due to increased salaries and benefits of $1.0 million and increased cost of food and beverage sales of $388,000.  This increase was slightly offset by a decrease in purse expense of $246,000 due to a decrease in pari-mutuel revenues.

Net income for the nine months ended September 30, 2019 totaled $2.2 million compared to $3.3 million for the same period in 2018.  Diluted net income per share for the nine months ended September 30, 2019 was $0.47 compared to $0.74 for the same period in 2018.

Adjusted EBITDA

The Company generated Adjusted EBITDA of $2.3 million for the three months ended September 30, 2019, a decrease of $426,000, or 15.8%, from the same period a year ago.  Adjusted EBITDA as a percentage of net revenues for the three months ended September 30, 2019 decreased to 12.2% from 14.6% for the same period in 2018.  The Company generated Adjusted EBITDA of $4.7 million in the first nine months of 2019, a decrease of $1.7 million, or 26.8%, from the same period a year ago.  Adjusted EBITDA as a percentage of net revenues for the nine months ended September 30, 2019 decreased to 10.0% from 13.5% for the same period in 2018.    EBITDA represents earnings before interest, income tax expense, depreciation, and amortization.  Adjusted EBITDA reflects additional adjustments to net income to eliminate unusual items, which for the three and nine months ended September 30, 2019, consisted of a loss on disposal of assets and a gain on insurance recoveries.

Additional information regarding the results of the Company’s third quarter and first nine months of 2019, as well as our calculation of EBITDA and Adjusted EBITDA, is presented in the accompanying table and in our Form 10-Q Report that will be filed with the Securities and Exchange Commission on or before November 14, 2019.

Management Comments:

Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented: “We are disappointed in our operating results for the 2019 third quarter, as EBITDA and net income were unfavorable compared to last year and to our 2019 internal plan.  Food and beverage revenues increased 18%, primarily due to hosting Twin Cities Summer Jam, our first three-day concert in our substantially improved infield.  This increase was partially offset by a decrease in pari-mutuel revenues of 10%, primarily the result of running four fewer live race days to host the Twin Cities Summer Jam, as well as lower simulcast wagering compared to the same period of 2018.  Card Casino revenues decreased by 1% compared to the same period in 2018.  While total revenues of $18.6 million for the 2019 third quarter represented a record for the Company, the increase was not enough to offset the increase of 5% in operating expenses compared to the 2018 third quarter.  The increase in operating expenses resulted primarily from increased salaries and benefits due mainly to two factors.  First, we are operating in a very challenging labor market for hourly workers, particularly seasonal summer positions.  Like most hospitality businesses, we have found it difficult to staff many front line positions due to a lack of qualified candidates.  This labor shortage has led to higher wages, excessive overtime, and use of third-party temporary labor to fill the gaps.  Second, our labor expense has increased, as we have added a number of salaried positions to support growth initiatives in our Card Casino, food and beverage, and real estate development operations.  We have aggressive, long-term growth plans, and we are optimistic that the investments in our human capital infrastructure to support our expanded table games operations, enhanced player hosting program, upgraded food and beverage offerings, and development of our excess real estate will result in sustained long-term revenue growth.”

Mr. Sampson added: “This summer, we achieved a new level in our special events capabilities when we successfully hosted the Twin Cities Summer Jam festival in our racetrack infield on July 18-20, 2019.  Despite rain and record high heat, this three-day event brought almost 40,000 people and some of the biggest names in country and rock music to our property.  Most importantly, it showed that our investment in infield infrastructure, designed to enable us to host large concerts and other festivals, has the potential to be a major revenue driver.  The promoters of Twin Cities Summer Jam recently announced that the 2020 concert will be held again at Canterbury Park July 23-25.”

“Finally, I am pleased to report that tangible progress continues in transforming our excess land into a multi-faceted real estate project called Canterbury Commons.  Construction of the 13-acre, 300-unit first phase of The Triple Crown at Canterbury apartments continues on schedule, with leasing now underway and move-in of the first residents expected in March 2020.  Also, the extension and major upgrade of Shenandoah Drive is nearing completion, which will give us a grand boulevard to support the development of approximately 50 acres of our property.  We anticipate construction of this next phase of our overall Canterbury Commons development will begin in 2020 and feature a mixture of townhomes, senior apartments, office, and hospitality.  As implementation of our real estate development strategy progresses and definitive development plans become available, we will continue to keep our shareholders informed.”

Use of Non-GAAP Financial Measures:

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are non-GAAP measures.   EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity.  EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry.  Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do.  Adjusted EBITDA reflects additional adjustments to our net income to eliminate unusual items.  We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of unusual or infrequent items.  For the three and nine months ended September 30, 2019, Adjusted EBITDA excluded the gain on insurance recoveries and loss on disposal of assets.

About Canterbury Park:

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State.  The Company offers live racing from May to September.  The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games.  The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility.  The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons.  The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures.  For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement:

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Operating Revenues, (net)	$18,600,641	$18,370,511	$46,624,515	$47,103,183

Operating Expenses	$17,127,279	$16,338,866	$43,869,142	$42,715,316

Non-Operating Income, (net)	$96,065	$8,567	$204,623	$26,023

Income Before Income Taxes	$1,569,427	$2,040,212	$2,959,996	$4,413,890

Income Tax Expense	($418,942)	($407,367)	($795,164)	($1,066,000)

Net Income	$1,150,485	$1,632,845	$2,164,832	$3,347,890

Basic Net Income Per Common Share	$0.25	$0.36	$0.47	$0.75

Diluted Net Income Per Common Share	$0.25	$0.36	$0.47	$0.74

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
NET INCOME	$1,150,485	$1,632,845	$2,164,832	$3,347,890
Interest income, net	(96,065)	(8,567)	(204,623)	(26,023)
Income tax expense	418,942	407,367	795,164	1,066,000
Depreciation	785,327	659,498	1,987,067	1,895,723
EBITDA	2,258,689	2,691,143	4,742,440	6,283,590
Gain on insurance recoveries	-	-	(198,874)	(21,064)
Loss on disposal of assets	6,376	-	114,413	99,934
ADJUSTED EBITDA	$2,265,065	$2,691,143	$4,657,979	$6,362,460